GROUPE CLARINS

TELEFAX – PRESS RELEASE

CLARINS GROUP
2004 FIRST QUARTER NET SALES

Group Finance Division [redacted] **Thursday 8 April 2004**

Dear Sir or Madam,

Please find enclosed the press release (1 page) concerning CLARINS Group 2004 1st Quarter Net Sales.

We remain at your disposal for any additional information.

Sincerely yours.

Pankaj CHANDARANA
Group Finance Division

Investor Relations Department
Tel.:33 1 46 41 41 25 – Fax: 33 1 47 38 16 87 – E-mail: financials@clarins.net
www.clarins-finance.com or www.clarins.com

GROUPE CLARINS

8 April 2004

2004 FIRST QUARTER CONSOLIDATED NET SALES

Sales by Activity	2004	2003	2004/2003	
	In € million	In € million	Change (1)	Like-for-like change (2)
Beauty	148.0	147.9	+0.0%	+4.2%
Perfumes	67.0	73.3	-8.5%	-1.4%
Total	**215.0**	**221.2**	**-2.8%**	**+2.3%**

Sales by Geographic Area	2004	2003	2004/2003	
	In € million	In € million	Change (1)	Like-for-like change (2)
Europe	137.0	141.0	-2.8%	-2.1%
North America	48.1	50.8	-5.4%	+8.9%
Asia	17.6	15.8	+11.4%	+23.4%
Other countries	12.3	13.6	-9.0%	-1.5%
Total	**215.0**	**221.2**	**-2.8%**	**+2.3%**

For the 2004 first quarter, sales were in line with the budget, with organic growth of 2.3%. However, the translation of sales by foreign subsidiaries was adversely affected by the strong euro. In consequence, at average exchange rates, consolidated net sales declined 2.8% to €215 million.

The Skin care activity received a boost from the launch of the Super Restorative line in the 2003 fourth quarter and grew by 10.0%(2).

Perfumes, without new launches in the first quarter, were affected by weak demand in Europe.

In line with Group objectives, gains in market share were achieved in North America (with growth of 8.9% (2)) and Asia (+23.4%(2)).

For 2004, the Group maintains its forecasts of 5% growth for sales at constant exchange rates.

(1) *Based on average exchange rates*
(2) *Based on constant exchange rates*

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER
Investor Relations Department
Tel. : 33 1 46 41 41 25 – Fax : 33 1 47 38 16 87 – E-mail : financials@clarins.net
www.clarins-finance.com or www.clarins.com